ISSUER FREE WRITING PROSPECTUS
DATED FEBRUARY 5, 2009
(SUPPLEMENTING PRELIMINARY PROSPECTUS DATED JANUARY 12, 2009)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-153161
THE O’GARA GROUP, INC.
On February 5, 2009, The O’Gara Group, Inc. filed Amendment No. 7 to its Registration Statement on Form S-1 with the Securities and Exchange Commission. The purpose of this Free Writing Prospectus is to identify the changes to the Company’s initial preliminary prospectus, dated January 12, 2009, that are reflected in the most recent preliminary prospectus, dated February 5, 2009, contained in Amendment No. 7 (the “Preliminary Prospectus”). Previously, on January 30, 2009, The O’Gara Group, Inc. filed a Free Writing Prospectus that described the “Recent Developments” set forth below. References below to “we,” “us,” “our,” the “company” or “The O’Gara Group” refer to The O’Gara Group, Inc. and its consolidated subsidiaries.
Recent Developments
The following disclosure was added to page 6 of the Preliminary Prospectus to describe two recent events.
     $35 Million Credit Facility
     On January 16, 2009, we entered into a credit agreement with PNC Bank and First Commonwealth Bank, as lenders, pursuant to which, simultaneously with the closing of this offering, we will have the ability to draw funds under a $35 million credit facility for which PNC Bank will serve as Administrative Agent, and which will be comprised of a three-year $10 million senior secured term loan and a three-year $25 million senior secured revolving credit facility.
     Option Agreement to Purchase Real Estate for Training & Services
     On January 28, 2009, our subsidiary O’Gara Training and Services, LLC entered into a one-year option agreement with an unaffiliated third-party seller which gives us the option to purchase 325 acres of property in Virginia for $2.5 million. The purchase of this property would allow us to expand our Training and Services facilities closer to Washington, D.C. An initial deposit of $50,000 was made in connection with the option agreement, but we have sole discretion whether to exercise the option. In the event the option is exercised, O’Gara Training and Services, LLC intends to issue a promissory note for $2.3 million to the seller and pay the balance of the purchase price in cash. In the event the option is not exercised, the deposit would be forfeited. We also have contracted to purchase an adjacent 25.6 acre property for approximately $680,000, subject to satisfactory engineering and feasibility studies, financing and other conditions precedent. This property also would be used by our Training and Services division.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following sentence was added to the paragraph on page 64 of the Preliminary Prospectus regarding our existing credit facility:
     On January 28, 2009, the credit agreement was amended to extend the expiration date to May 31, 2009.

The following disclosure clarifies the discussion of the new credit facility on pages 64-67 of the Preliminary Prospectus to reflect the execution and final terms of the new credit agreement:
New Credit Facility. On January 16, 2009, we entered into a credit agreement with PNC Bank and First Commonwealth Bank, as lenders, pursuant to which, simultaneously with the closing of this offering, we expect to have the ability to draw funds under a $35 million credit facility for which PNC Bank will serve as Administrative Agent, and which will be comprised of a three-year $10 million senior secured term loan and a three-year $25 million senior secured revolving credit facility. Within the $25 million senior secured revolving credit facility, availability will be reserved for (i) issuance of up to $10 million of letters of credit, (ii) up to $2 million of swingline borrowings, and (iii) up to $5 million of aggregate borrowings of euros, Mexican pesos, British pounds, Croatian kunas and Canadian dollars. We also will have the ability thereafter to increase the term loan by up to an additional $15 million, without the consent of the lenders, with any financial institution reasonably satisfactory to the Administrative Agent. The new credit facility will replace our existing revolving credit facility and will be used to refinance the borrowings outstanding on our existing facility, to pay a portion of the purchase price for the Pending Acquisitions, to pay certain fees and expenses, to refinance certain debt of the companies to be acquired and, with respect to the revolver, to fund working capital, acquisitions hereafter permitted by the credit facility, capital expenditures, and other of our and our subsidiaries’ general corporate purposes.
     The term loan will mature three years from the first loan under this facility. The term loan is expected to bear interest, at our option, at a rate per annum equal to either (i) the “Base Rate’’ (which is the highest of (a) the Federal Funds Rate plus 0.5%, (b) the PNC prime rate, and (c) the daily 1 month LIBOR rate plus 1%) plus 3.50% through the receipt of the March 31, 2009 compliance certificate and between 2.00% and 3.50% (based on the Company’s consolidated leverage ratio) thereafter; or (ii) the LIBOR rate plus 4.50% through the receipt of the March 31, 2009 compliance certificate and between 3.00% to 4.50% (based on the Company’s consolidated leverage ratio) thereafter. After an event of default, all loans will bear interest at a rate 2% above the rate otherwise accruing for loans using the Base Rate option. Interest is payable by us the earlier of quarterly or the last day of the chosen interest period for loans for which we have elected a LIBOR rate option. The term loan requires quarterly principal payments based upon annual reductions as follows: $2 million for year one; $3 million for year two; and $5 million for year three. The full $10 million term loan must be drawn on the closing date of the Pending Acquisitions.
     The revolving credit facility will mature three years from the first loan under this facility. Borrowings under the swing line and foreign currency subline, as well as the unpaid face amount of letters of credit issued by the lenders, will reduce availability under the revolving credit facility. The revolving credit facility will bear interest, at our option, at a rate per annum equal to either the Base Rate or the LIBOR rate plus in each case then applicable margins, at the same rates as described above. The swingline loan will accrue interest at the Base Rate plus the margin then in effect. Foreign currency loans will accrue interest at the LIBOR rate plus the margin then in effect. Letters of credit will accrue fees, payable quarterly, at the LIBOR margin then in effect plus a 1/4% per annum fronting fee, in each case on the face amount of such outstanding letters of credit. We will be required to pay a fee quarterly in arrears on the daily unused portion of the revolving credit facility of 0.50% per annum.
     Within 60 days of funding we are required to enter into an interest rate protection agreement for not less than 2 years on at least 50% of the outstanding balance of the term loan.
     Our obligations to the lenders and the Administrative Agent, including those under the revolving credit facility and the term loan, will be guaranteed by us and all of our domestic subsidiaries. Such obligations will also be secured by a first priority lien on substantially all of our assets and the assets of our domestic subsidiaries, including any real property such entities may acquire, 100% of the stock of our domestic subsidiaries, and at least 65% of the stock of certain foreign subsidiaries.
     We will be permitted to repay the revolving credit facility and term loan without penalty, but amounts repaid under the term loan may not be reborrowed. We will be required to repay the term loan with specified portions of the proceeds from certain new equity or debt securities issuances, non-ordinary course asset sales, and net proceeds from recovery events.

     We have provided to the lenders and Administrative Agent representations and warranties that are usual and customary for credit facilities of this type.
     In addition to the usual and customary funding conditions, the initial funding of the credit facility by the lenders requires satisfaction of the following conditions precedent:
•	We have closed on the Pending Acquisitions on terms and conditions, and pursuant to documentation, acceptable to the Administrative Agent and the lenders.

•	The aggregate cash purchase price payable by us in connection with the Pending Acquisitions does not exceed $144 million (excluding transaction expenses).

•	We have raised a minimum of $142 million in gross equity proceeds through this offering of our common stock.

•	The lenders have received satisfactory evidence that, after giving effect to the Pending Acquisitions, (i) our trailing 12 month Consolidated EBITDA for the period ended September 30, 2008, is at least $24.6 million, (ii) our ratio of pro forma total debt to total trailing 12 month Consolidated EBITDA for the period ended September 30, 2008 did not exceed 3.25x and (iii) our ratio of pro forma total debt less Isoclima debt at funding to total trailing 12 month Consolidated EBITDA less Isoclima Consolidated EBITDA at funding did not exceed 3.00x.

•	Our existing credit agreements and the obligations thereunder have been repaid in full and all related documentation and liens have been terminated with the exception of debt to be assumed as part of the Pending Acquisitions, including the debt of Isoclima which may remain outstanding as of the closing in an amount not to exceed €40.6 million ($54,789,700).
     The agreement contains affirmative covenants to the lenders and Administrative Agent that are usual and customary for transactions of this type, including maintaining books and records and providing inspection rights; maintaining insurance; paying taxes; preserving corporate existence, rights, and authority; maintaining properties and leases; maintaining intellectual property; complying with laws and material contractual obligations; using the proceeds of loans as restricted by the credit arrangements; subordinating intercompany loans; and repatriating on a regular basis, and at least on a quarterly basis, such portion of foreign cash flow from offshore subsidiaries in amounts necessary to service domestic fixed charges.
     We and our U.S. subsidiaries, as guarantors, are subject to negative covenants that are usual and customary for transactions of this type, including the following:
     Pro Forma Maximum Leverage Ratio —Our ratio of consolidated indebtedness to Consolidated EBITDA calculated at the end of each fiscal quarter for the four fiscal quarters then ended will not exceed the following amounts:

Period	Level
3/31/09	2.75x
6/30/09	2.75x
9/30/09	2.75x
12/31/09-12/31/10	2.50x
3/31/11 and thereafter	2.25x
Our “Consolidated EBITDA” for any period of determination means: (i) the sum of net income, depreciation, depletion, amortization, interest expense, income tax expense, non-cash loss on derivative items, non-cash purchase accounting adjustments, non-cash foreign currency transaction losses, other non-recurring non-cash charges to net income, non-recurring transaction expenses paid during such period which are expensed and not capitalized, excess compensation paid for and expensed by TPS during the 2008 fiscal year in an amount not to exceed $2.1 million for such fiscal year, the Founders’ Bonus paid for and expensed during the 2008 fiscal year in an amount not to exceed $1.0 million, and non-cash stock option expense items incurred minus (ii) the sum of non-recurring non-cash credits to net income, interest income, non-cash gain on derivative items, non-cash foreign currency transaction gains and non-cash option gain items, in each case for such period determined and consolidated in accordance with GAAP. For purposes of this definition, with respect to permitted acquisitions, Consolidated EBITDA will be calculated on a pro forma basis, using historical numbers, in accordance with GAAP as if the acquisition had been consummated at the beginning of such period. Additionally, for purposes of this definition, with respect to permitted dispositions, Consolidated EBITDA will be calculated as if the disposition had been consummated at the beginning of such period.
     Minimum Fixed Charge Coverage Ratio —As of the end of each fiscal quarter, our ratio of Consolidated EBITDA to fixed charges, as measured on a rolling four quarter at each fiscal quarter end (unless otherwise noted below), will not be less than the following amounts:

Period	Level
9/30/09 (9 months ended)	1.10x
12/31/09	1.10x
3/31/10 and thereafter	1.25x
     Maximum Capital Expenditures — Our capital expenditures will not exceed the following amounts on an annual basis:

Fiscal Year End	Level
12/31/2009	$7,000,000
12/31/2010	$6,500,000
12/31/2011	$6,000,000
     Minimum Consolidated EBITDA— Our Consolidated EBITDA, as measured on a rolling four quarter basis at each fiscal quarter end, will not be less than the following amounts:

Period	Level
3/31/09	$26,500,000
6/30/09	$26,500,000
9/30/09	$26,500,000
     Minimum Consolidated EBITDA will not be tested after the quarter ended September 30, 2009.
     Limitation on Acquisitions — We and the guarantors will not be permitted to make acquisitions (other than the Pending Acquisitions) unless various conditions are satisfied, including that (i) our maximum Leverage Ratio at the close of any acquisition is lower than 2.25x and (ii) there then exists $10 million of unused availability under the revolving credit facility after giving effect to the acquisition.
     Other Limitations —We and the guarantors will have limits on our ability to enter into joint ventures and to create non wholly-owned subsidiaries, to make asset divestitures, to incur additional indebtedness/guarantee obligations, to grant liens, to make investments, to pay dividends, to redeem and repurchase our capital stock, to change the lines of business conducted by us and the guarantors and to enter into transactions with affiliates.
     Events of default under the credit facility will include payment defaults, breaches of representations or warranties, violations of covenants, cross-defaults to other indebtedness, bankruptcy or insolvency events, a change of control, and unsatisfied judgments.
The following disclosure on page 69 of the Preliminary Prospectus was adjusted to clarify the capital lease obligations of Isoclima:
     Isoclima also has capital lease obligations for equipment in its Italian plants that expire at various points between 2010 and 2016 and are payable in monthly installments during the term of the leases. As of September 30, 2008, the outstanding balance was approximately €9.8 million, or $13.2 million, of which €1.2 million, or $1.6 million, were short-term obligations.

Business
The following disclosure on page 81 of the Preliminary Prospectus was adjusted to clarify certain Automotive customers of our Advance Transparent and Mobile Systems division:
     We provide specialized protective glass for both commercial and government vehicles, primarily for the purposes of enhanced ballistic protection, privacy and comfort. Our ballistic-resistant transparent armor significantly enhances the safety of vehicle occupants, as compared to standard automotive glass, while maintaining optical clarity. Many of the world’s leading manufacturers of armored automobiles, including Mercedes-Benz, BMW, Audi, Fiat, Jaguar, Maserati and Rolls Royce, use our transparent armor in the vehicles they produce for corporate executives, government and military officials and private citizens. In addition to transparent armor, we produce non-armored glass that is currently included as standard equipment in the vehicles produced by many of the world’s leading premium car manufacturers, including Bentley, Aston Martin, McLaren, Ferrari, Lamborghini, Maserati and Alfa Romeo.
The disclosure on page 91 of the Preliminary Prospectus has been revised to reflect Advance Transparent and Mobile Systems Division, International — Other Government and —Commercial pro forma combined revenue for the year ended December 31, 2007 as $11,189 and $114,430, respectively. As a result, sales to commercial customers and sales to government customers appearing on page 4 and pages 77-78, respectively, represented 66% and 34% of our pro forma combined revenues.
The following disclosure updates our portfolio of patents and patent applications on page 98 of the Preliminary Prospectus:
     We protect our technology and products through the pursuit of patent protection in the U.S. and internationally. We have built a portfolio of patents and patent applications relating to various aspects of our technology and products. We have four issued U.S. patents, 16 issued patents in various European countries, 13 pending U.S. patent applications and eight pending Patent Cooperation Treaty applications. Twelve of our patents and patent applications relate to technology used by our Sensor Systems division. Our patents expire at various dates from 2017 through 2025. We do not believe that any single registered or pending patent is material to us.
The Pending Acquisitions
The following disclosure on page 106 of the Preliminary Prospectus updates the percentage of Lipik owned by Isoclima:
     Upon closing of the Isoclima acquisition, we will own, among other things, Isoclima’s equity interests in its partially-owned subsidiaries, including LIPIK Glas d.o.o., in which we currently own a 83.59% interest.
Management
The following disclosure on page 119 of the Preliminary Prospectus provides additional disclosure regarding the employment of Mr. Thomas O’Gara after this offering:
Mr. T. O’Gara will devote such time to the business of the company as is necessary to fulfill the duties of his office and to carry out the projects assigned to him by our board of directors; we expect that he also will continue to be involved in other unrelated business ventures.

The following footnote 4 was added to the Summary Compensation Table on p. 123 to clarify the compensation of Mr. T.O’Gara

(4)	The amounts shown reflect compensation earned for a given year. For 2007, due to timing differences in payments of consulting fees and bonus, the amounts for Mr. T. O’Gara do not coincide with the amounts described in “Certain Relationships and Related Person Transactions-Consulting Services.” The $260,000 described in that section consists of $180,000 of consulting fees in respect of 2007 Services, $50,000 of bonus in respect of 2006 performance and $30,000 of consulting fees in respect of 2006 services that were invoiced too late to be paid in 2006.
The following disclosure on page 124 of the Preliminary Prospectus provides additional disclosure regarding option exercises by the named executive officers during 2008:
     The following table sets forth information on stock options exercised by the named executive officers during 2008. The company did not issue any stock awards in 2008.
2008 Option Exercises and Stock Vested

Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	On Exercise ($) (1)
Thomas M. O’Gara	71,326	533,868
Wilfred T. O’Gara	—
Michael J. Lennon	—
Steven P. Ratterman	—
Abram S. Gordon	26,152	175,851

(1)	Assumes a market price of $18.00 per share on the date of exercise.
Certain Relationships and Related Person Transactions
The following table on page 136 of the Preliminary Prospectus was updated to provide the number of shares of common stock to be issued to James W. Noe, one of our 5% shareholders, upon conversion of our preferred stock to common stock and for payment of accrued dividends:

	Shares of Common Stock
	Upon Conversion	Upon Conversion
Shareholder	Before Stock Split	After Stock Split	Accrued Dividends
Walnut Investment Partners, LP	63,398	301,462	57,412
Walnut Private Equity Fund, LP	45,339	215,590	41,571
Walnut Holdings O’Gara LLC	10,834	51,516	8,758
James M. Gould(1)	119,571	568,568	107,741
Frederic H. Mayerson(1)	119,571	568,568	107,741
William P. and Julie Parker and PMR, LLC	42,371	201,477	32,906
Mark J. Hauser, Margie Hauser and Hauser 43, LLC	41,626	197,934	33,870
James W. Noe	38,026	180,816	17,352
The Thomas M. O’Gara Family Trust	86,167	409,731	37,635
Wilfred T. O’Gara	43,126	205,067	11,765
Michael J. Lennon	10,994	52,277	2,121

(1)	The Walnut Entities are controlled by Mr. Gould and Mr. Mayerson.
The following disclosure on page 137 was clarified to reflect the number of option grants to current officers and directors:
     From January 1, 2005 to December 31, 2007, we granted options to purchase an aggregate of 56,580 shares of common stock to our current directors and executive officers, with exercise prices ranging from $50.00 to $60.68.
The following disclosure clarifies the discussion on page 138 of the Preliminary Prospectus regarding our consulting agreement with certain stockholders:

     We have entered into an agreement with Walnut Private Equity Fund, L.P., on behalf of itself and Walnut Investment Partners, L.P., Walnut Holdings O’Gara, LLC, Hauser 43, LLC, Mark J. Hauser and Margie Hauser, for consulting and financial advisory services to be provided to us for the year beginning January 1, 2010. Each of these persons or entities is a private equity sponsor and shareholder of the company. Although the Hausers, directly or indirectly, are limited partners in each of Walnut Investment Partners LP and Walnut Private Equity Fund LP, neither they nor Hauser 43 is an affiliate of any of the Walnut entities. This agreement was entered into by the company in order to gain the support of these investors, as shareholders, to proceed with this initial public offering. Under the agreement, Walnut Holdings O’Gara, LLC is required to provide consulting and financial advisory services to us, from time to time, regarding capital structure, liquidity, potential acquisitions and other matters, to the extent we request such services during 2010. Regardless of the amount or level of services that are requested of and provided by Walnut Holdings O’Gara, LLC, we are required to pay a fixed fee, or retainer, to the Walnut and Hauser parties for 2010. Although fees under this agreement are payable even if no services are requested by us, management does foresee the need for and does intend to call upon Walnut Holdings O’Gara, LLC to provide the services. The amount of the fees is tied to the initial public offering price per share and the number of shares owned by Hauser 43, LLC. The number of shares owned by Hauser 43, LLC (rather than each of the Walnut and Hauser entities) was chosen for the sake of simplicity. The calculation of fees to be paid to the Walnut and Hauser entities is as follows: (i)  if the value of the shares of common stock held by Hauser 43, LLC upon the initial public offering is equal to or greater than $4,135,000, then the Walnut and Hauser entities receive no fees under the agreement; and (ii)  if the value of the shares of common stock held by Hauser 43, LLC upon the initial public offering is less than $4,135,000, then the Walnut and Hauser entities receive fees ranging up to $750,000. Based upon the pricing of this offering, the total fees to be paid under this agreement will be $750,000. These fees will be paid in two installments in 2010.
Notes to the Condensed Consolidated Financial Statements of The O’Gara Group, Inc.
The opinion of Deloitte & Touch LLP on page F-3 of the Preliminary Prospectus reflects updates to the notes and deletion of the legend:
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
The O’Gara Group, Inc.
Cincinnati, Ohio
     We have audited the accompanying consolidated balance sheets of The O’Gara Group, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The O’Gara Group, Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
August 22, 2008, except for the first four paragraphs and the sixth and seventh paragraphs of Note 23, as to which the date is January 29, 2009, and the effect of the stock split in the form of a stock dividend described in the fifth paragraph of Note 23, as to which the date is February 5, 2009
The following disclosure on page F-24 (Note 19) of the Preliminary Prospectus describes certain payments to a related party:
     The Company paid entities affiliated with a shareholder $65,000, $162,000 and $196,000 for administration of certain benefit plans and for insurance premiums and brokerage fees in 2005, 2006 and 2007, respectively.
The following disclosure on pages F-28(Note 23) and F-40 (Note 15) describes the execution of our new credit facility and the extension of our current credit facility:
     On January 16, 2009, the Company entered into a $35 million Senior Secured Credit Facility, which is contingent upon the completion of the Company’s initial public offering with at least $142 million in gross proceeds and the completion of the three acquisitions described above. This new credit facility is comprised of a three-year $10 million senior secured term loan and a three-year $25 million senior secured revolving credit facility, and will replace the existing credit facility as well as pay a portion of the purchase price for the proposed business acquisitions upon the closing of the initial public offering. The new credit facility contains financial covenants and other restrictions on the use of cash, including the inability to pay dividends.
     On January 28, 2009, the Company received an extension of its $13.0 million senior credit facility agreement through May 31, 2009. All other terms of the agreement remain unchanged.
The following disclosure on page F-37 (Note 8) of the Preliminary Prospectus provides an update to reflect the execution of our new credit facility:
     As indicated above, the Company’s credit facility expires January 31, 2009, and a $500,000 subordinated note matures November 30, 2008 (see Notes 9 and 15). On January 16, 2009, the Company entered into a $35 million Senior Secured Credit Facility, which is contingent upon the completion of the Company’s initial public offering (the “Public Offering” — see Note 15).
The following disclosure on page F-38 (Note 11) of the Preliminary Prospectus clarifies the number of options forfeited and exercised under our option plans:
     In the nine months ended September 30, 2008, no options were granted and options for 6,436 shares were forfeited. Additionally, options for 97,478 shares were exercised, resulting in cash proceeds to the Company of approximately $295,000 and forgiveness of a stock subscription receivable of $750,000 (see Note 12 —Founders’ Plan).
Other
     On February 5, 2009, we filed our amended and restated Articles of Incorporation with the Ohio Secretary of State. As a result, our outstanding preferred stock automatically converted into one share of common stock and a 4.7550837 for-one split of our common stock in the form of a stock dividend became effective. The references to these events have been updated in the Preliminary Prospectus to reflect these events as having occurred.
     To review a filed copy of our current registration statement, including the Preliminary Prospectus, click on the following link:
http://idea.sec.gov/Archives/edgar/data/1443024/000095015209001024/l35020esv1za.htm

     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-366-7426 (x5357).
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